

October 20, 2010

VIA U.S. MAIL

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> Re: **General Motors Company**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed October 14, 2010**
> **File No. 333-168919**

Dear Mr. Cyprus:

We have reviewed your response to our letter dated October 1, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Management's Discussion and Analysis, page 40

Segment Results of Operations, page 86

1. We note your response to prior comment 29. In this regard, please add an introductory paragraph to discuss management's conclusions regarding segment reporting. In particular, discuss why management believes segment information is best reported on a geographic basis rather than another basis, such as by brands, platforms or product offerings (small, medium, and large cars and trucks). Also, disclose the reasons why you believe there are no reporting units in GMNA or GME below the operating segment level. This comment also applies to Note 33 to your audited financial statements.

GM North America, page 86

2. We note your disclosure on page 44 that the breakeven point is a critical metric that provides an indication of GMNA's cost structure and operating leverage. Accordingly, please add the supporting calculation of GMNA's breakeven point in your filing. Include disclosure of the underlying assumptions, such as market share and variable profit per vehicle. Also, because of the critical nature of this metric, add a sensitivity analysis similar to that provided in your response to prior comment 19, in which you indicate that, if there was a shift in demand such that your truck market share deteriorated 10 percentage points and your car market share increased by 10 percentage points, GMNA's

breakeven point would increase from a U.S. industry volume of 10.7 million units to 11.0 million units. Include disclosure of the assumptions underlying this sensitivity analysis, including the variable profit per truck and the variable profit per car.

Liquidity and Capital Resources, page 108

Credit Facilities, page 111

3. In the second paragraph of this section, you state that your largest credit facility is GM Daewoo's $1.1 billion revolving credit facility. However, in the fourth paragraph, you indicate the same credit facility was fully utilized with $1.2 billion outstanding. Please clarify your disclosures in this regard. We suggest you use tables to present comparative information with respect to the credit facilities of GM and Old GM.

4. We note that your discussion of credit facilities does not include the UST Loans and the Canadian Loan. At December 31, 2009, these loans were larger than GM Daewoo's revolving credit facility. As such, please create an additional section within Liquidity and Capital Resources to discuss the UST Loans and the Canadian Loan. We suggest you summarize these loans, along with the DIP Facility, in a manner consistent with the table on page F-14, for (i) the period December 31, 2008 through July 9, 2009, (ii) the period July 10, 2009 through December 31, 2009, and (iii) the period January 1, 2010 through June 30, 2010. In this regard, please ensure that you show the effect of the 363 Sale on amounts owed to the UST and the EDC.

5. We note your disclosure in the first paragraph on page F-69 regarding the vitality commitment. We also note that, as discussed in your response to prior comments 23 and 24, the vitality commitment will terminate earlier than December 31, 2014 if before that date, the UST receives total proceeds from debt repayments, dividends, interest, preferred stock redemptions and common stock sales equal to the total dollar amount of all UST invested capital. In this regard, it is unclear whether or not the additional notes issued to the UST are included in the total dollar amount of all UST invested capital since, as discussed in footnote (a) to the table on page F-14, Old GM did not receive any proceeds from the issuance of these promissory notes, which were issued as additional compensation to the UST. Therefore, for clarity, please disclose the total dollar amount of all UST invested capital. We suggest you add this disclosure, along with a description of the vitality commitment, to the section added to Liquidity and Capital Resources to discuss the UST Loans and the Canadian Loan.

Underwriting, page 243

Directed Share Program, page 245

6. We note that the underwriters have reserved up to five percent of the common shares for sale directly to your directors, certain employees and retirees, and other designated individuals residing in the U.S. and Canada. Please provide us with any materials,

including screen shots from the program website, given to potential purchasers of the reserved shares. Please also disclose whether shares purchased in the directed share program will be subject to lock-up agreements. If so, please briefly describe the lock-up agreements.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Short-Term and Long-Term Debt, page F-66

7. We note your disclosure on page 112 that your largest credit facility at December 31, 2009, as well as June 30, 2010, is GM Daewoo's revolving credit facility. As such, please disclose amounts related to GM Daewoo's revolving credit facility as a separate line item in the tables summarizing your debt in Note 18 to your audited financial statements. This comment also applies to the table summarizing your debt in Note 13 to your interim financial statements.

8. In the first paragraph on page F-69, you refer to the volume of manufacturing conducted in the U.S. contemplated in your business plan provided to the UST in July 2009. Since you set forth the specific volume amounts in Exhibit 10.41, and disclose them on pages 22 and 170, please revise the disclosure in Note 18 to your audited financial statements to include the projected manufacturing levels for each year through 2014.

Note 33. Segment Reporting, page F-161

9. In your response to prior comment 29, you note that not all vehicles within a segment are individually profitable on a fully allocated cost basis, but that you nevertheless need those vehicles in your product mix in order to attract customers to dealer showrooms and to maintain sales volumes for other, more profitable vehicles.   You also note that you must maintain a mix of product offerings across your fleet of vehicles to support your overall operations and segment profitability and to meet regulatory requirements such as Corporate Average Fuel Economy regulations. Please include these disclosures in your financial statements and/or MD&A, as appropriate.

Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 13. Short-Term and Long-Term Debt, page F-192

GM Daewoo Revolving Credit Facility, page F-194

10. Since the GM Daewoo revolving credit facility is your largest credit facility, please disclose the related repayment terms, interest rate, security and any other material terms. This comment also applies to Note 18 to your audited financial statements.

Exhibit 99.3

11. Please refile the consent of IHS Global Insight as an Exhibit 23 in your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

Other

12. Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

13. Please provide a currently dated signed consent from the independent public accountant in the amendment.

You may contact Juan Migone at (202) 551-3312, or David R. Humphrey, Accounting Branch Chief, at (202) 551-3211, if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin T. Dobbie, Special Counsel, at (202) 551-3469, or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (202) 661-4986
        William L. Tolbert, Jr., Esq.
        Jenner & Block LLP